Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2022	Dec 31 2021
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$125	$744
Accounts receivable		4,707	3,111
Inventory		1,696	1,548
Prepaids and other		218	195
Investments	6	392	309
Current portion of other long-term assets	7	78	35
		7,216	5,942
Exploration and evaluation assets	3	2,268	2,250
Property, plant and equipment	4	66,425	66,400
Lease assets	5	1,475	1,508
Other long-term assets	7	628	565
		$78,012	$76,665
LIABILITIES
Current liabilities
Accounts payable		$964	$803
Accrued liabilities		4,062	3,064
Current income taxes payable		689	1,607
Current portion of long-term debt	8	2,736	1,000
Current portion of other long-term liabilities	5,9	1,220	948
		9,671	7,422
Long-term debt	8	11,171	13,694
Other long-term liabilities	5,9	8,342	8,384
Deferred income taxes		10,338	10,220
		39,522	39,720
SHAREHOLDERS' EQUITY
Share capital	11	10,464	10,168
Retained earnings		28,064	26,778
Accumulated other comprehensive loss	12	(38)	(1)
		38,490	36,945
		$78,012	$76,665
Commitments and contingencies (note 16).

Approved by the Board of Directors on May 4, 2022.

Canadian Natural Resources Limited	1	Three months ended March 31, 2022

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2022	Mar 31 2021
Product sales	17	$12,132	$7,019
Less: royalties		(1,455)	(411)
Revenue		10,677	6,608
Expenses
Production		2,040	1,781
Transportation, blending and feedstock		2,455	1,508
Depletion, depreciation and amortization	4,5	1,407	1,421
Administration		116	95
Share-based compensation	9	534	129
Asset retirement obligation accretion	9	59	46
Interest and other financing expense		163	185
Risk management activities	15	58	29
Foreign exchange gain		(146)	(162)
Gain from investments	6	(86)	(119)
		6,600	4,913
Earnings before taxes		4,077	1,695
Current income tax expense	10	851	297
Deferred income tax expense	10	125	21
Net earnings		$3,101	$1,377
Net earnings per common share
Basic	14	$2.66	$1.16
Diluted	14	$2.63	$1.16

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2022	Mar 31 2021
Net earnings	$3,101	$1,377
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $1 million (2021 – $1 million)	3	11
Reclassification to net earnings, net of taxes of $1 million (2021 – $1 million)	(3)	(4)
	—	7
Foreign currency translation adjustment
Translation of net investment	(37)	(36)
Other comprehensive loss, net of taxes	(37)	(29)
Comprehensive income	$3,064	$1,348

Canadian Natural Resources Limited	2	Three months ended March 31, 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2022	Mar 31 2021
Share capital	11
Balance – beginning of period		$10,168	$9,606
Issued upon exercise of stock options		252	73
Previously recognized liability on stock options exercised for common shares		184	11
Purchase of common shares under Normal Course Issuer Bid		(140)	(5)
Balance – end of period		10,464	9,685
Retained earnings
Balance – beginning of period		26,778	22,766
Net earnings		3,101	1,377
Dividends on common shares	11	(872)	(558)
Purchase of common shares under Normal Course Issuer Bid	11	(943)	(18)
Balance – end of period		28,064	23,567
Accumulated other comprehensive (loss) income	12
Balance – beginning of period		(1)	8
Other comprehensive loss, net of taxes		(37)	(29)
Balance – end of period		(38)	(21)
Shareholders' equity		$38,490	$33,231

Canadian Natural Resources Limited	3	Three months ended March 31, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2022	Mar 31 2021
Operating activities
Net earnings		$3,101	$1,377
Non-cash items
Depletion, depreciation and amortization		1,407	1,421
Share-based compensation		534	129
Asset retirement obligation accretion		59	46
Unrealized risk management loss		26	20
Unrealized foreign exchange gain		(156)	(172)
Gain from investments	6	(83)	(117)
Deferred income tax expense		125	21
Other		(115)	(99)
Abandonment expenditures		(105)	(80)
Net change in non-cash working capital		(1,940)	(10)
Cash flows from operating activities		2,853	2,536
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net	8	348	(1,400)
Repayment of medium-term notes	8	(1,000)	—
Payment of lease liabilities	5,9	(49)	(53)
Issue of common shares on exercise of stock options	11	252	73
Dividends on common shares		(689)	(503)
Purchase of common shares under Normal Course Issuer Bid	11	(1,083)	(23)
Cash flows used in financing activities		(2,221)	(1,906)
Investing activities
Net expenditures on exploration and evaluation assets	3,17	(19)	(4)
Net expenditures on property, plant and equipment	4,17	(1,369)	(737)
Net change in non-cash working capital		137	93
Cash flows used in investing activities		(1,251)	(648)
Decrease in cash and cash equivalents		(619)	(18)
Cash and cash equivalents – beginning of period		744	184
Cash and cash equivalents – end of period		$125	$166
Interest paid on long-term debt, net		$184	$212
Income taxes paid (received), net		$1,759	$(121)

Canadian Natural Resources Limited	4	Three months ended March 31, 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2021, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recognized in net earnings, rather than as a reduction in the cost of the asset. The amendments were adopted January 1, 2022 and did not have a significant impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	5	Three months ended March 31, 2022

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$2,057	$—	$91	$102	$2,250
Additions	28	—	1	—	29
Transfers to property, plant and equipment	(11)	—	—	—	(11)
At March 31, 2022	$2,074	$—	$92	$102	$2,268
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082
Additions/Acquisitions	1,042	11	12	312	2	5	1,384
Transfers from exploration & evaluation assets	11	—	—	—	—	—	11
Derecognitions (1)	(95)	—	—	(73)	—	—	(168)
Foreign exchange adjustments and other	—	(101)	(54)	—	—	(1)	(156)
At March 31, 2022	$78,792	$7,348	$3,938	$47,095	$468	$512	$138,153
Accumulated depletion and depreciation
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682
Expense	855	28	43	417	4	5	1,352
Derecognitions (1)	(95)	—	—	(73)	—	—	(168)
Foreign exchange adjustments and other	(13)	(71)	(44)	(10)	—	—	(138)
At March 31, 2022	$53,479	$5,908	$2,922	$8,833	$187	$399	$71,728
Net book value
At March 31, 2022	$25,313	$1,440	$1,016	$38,262	$281	$113	$66,425
At December 31, 2021	$25,102	$1,487	$1,057	$38,357	$283	$114	$66,400
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
During the three months ended March 31, 2022, the Company acquired a number of crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $482 million and assumed associated asset retirement obligations of $11 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these net transactions.

Canadian Natural Resources Limited	6	Three months ended March 31, 2022

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2021	$974	$354	$99	$81	$1,508
Additions	—	10	14	—	24
Depreciation	(27)	(15)	(8)	(5)	(55)
Foreign exchange adjustments and other	—	—	(2)	—	(2)
At March 31, 2022	$947	$349	$103	$76	$1,475
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at March 31, 2022 were as follows:

	Mar 31 2022	Dec 31 2021
Lease liabilities	$1,556	$1,584
Less: current portion	190	185
	$1,366	$1,399
Total cash outflows for leases for the three months ended March 31, 2022, including payments related to short-term leases not reported as lease assets, were $267 million (three months ended March 31, 2021 – $288 million). Interest expense on leases for the three months ended March 31, 2022 was $15 million (three months ended March 31, 2021 – $16 million).
6. INVESTMENTS
As at March 31, 2022, the Company had the following investment:

	Mar 31 2022	Dec 31 2021
Investment in PrairieSky Royalty Ltd.	$392	$309
The gain from investments was comprised as follows:

	Three Months Ended
	Mar 31 2022	Mar 31 2021 (1)
Gain from investments	$(83)	$(117)
Dividend income	(3)	(2)
	$(86)	$(119)
(1) Includes the gain and dividend income for the Company's investment in Inter Pipeline Ltd.
The Company's 22.6 million share investment in PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at March 31, 2022, the market price per common share was $17.29 (December 31, 2021 – $13.63; March 31, 2021 – $13.55).

Canadian Natural Resources Limited	7	Three months ended March 31, 2022

7. OTHER LONG-TERM ASSETS

	Mar 31 2022	Dec 31 2021
Prepaid cost of service tolls	$155	$157
Risk management (note 15)	131	140
Long-term inventory	135	126
Other	285	177
	706	600
Less: current portion	78	35
	$628	$565
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
The carrying value of the Company's interest in NWRP is $nil, and as at March 31, 2022, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $572 million (December 31, 2021 – $562 million). For the three months ended March 31, 2022, the unrecognized share of the equity loss was $10 million (three months ended March 31, 2021 – recovery of unrecognized equity losses of $17 million).
8. LONG-TERM DEBT

	Mar 31 2022	Dec 31 2021
Canadian dollar denominated debt, unsecured
Medium-term notes	$2,200	$3,200

US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2022 – US$920 million; December 31, 2021 – US$901 million)	1,148	1,140
Commercial paper (March 31, 2022 – US$275 million; December 31, 2021 – US$nil)	343	—
US dollar debt securities (March 31, 2022 – US$8,250 million; December 31, 2021 – US$8,250 million)	10,299	10,441
	11,790	11,581
Long-term debt before transaction costs and original issue discounts, net	13,990	14,781
Less: original issue discounts, net (1)	15	15
transaction costs (1) (2)	68	72
	13,907	14,694
Less: current portion of commercial paper	343	—
current portion of other long-term debt (1) (2)	2,393	1,000
	$11,171	$13,694
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	8	Three months ended March 31, 2022

Bank Credit Facilities and Commercial Paper
As at March 31, 2022, the Company had undrawn revolving bank credit facilities of $5,590 million. Additionally, the Company had in place fully drawn non-revolving term credit facilities of $1,150 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. At March 31, 2022, the Company had $343 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•a $100 million demand credit facility;
•a $1,000 million term credit facility, comprised of a $500 million non-revolving facility and a $500 million revolving facility, maturing February 2023;
•a $650 million non-revolving term credit facility maturing February 2023;
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2022 and $2,425 million maturing June 2024; and
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2023 and $2,425 million maturing June 2025.
During the fourth quarter of 2021, the $1,000 million non-revolving term credit facility was fully repaid and amended to allow for a re-draw of the full $1,000 million until March 31, 2022. During the first quarter of 2022, $500 million of the non-revolving term credit facility was redrawn and the remaining $500 million was further amended to a revolving facility, both maturing February 2023.
During the first quarter of 2022, the Company repaid $500 million of the $1,150 million non-revolving term credit facility, reducing the outstanding balance to $650 million.
Borrowings under the Company's non-revolving and revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
During the first quarter of 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding as at March 31, 2022 was 1.4% (March 31, 2021 – 1.1%), and on total long-term debt outstanding for the three months ended March 31, 2022 was 4.0% (three months ended March 31, 2021 – 3.3%).
As at March 31, 2022, letters of credit and guarantees aggregating to $491 million were outstanding.
Medium-Term Notes
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the first quarter of 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
US Dollar Debt Securities
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	9	Three months ended March 31, 2022

9. OTHER LONG-TERM LIABILITIES

	Mar 31 2022	Dec 31 2021
Asset retirement obligations	$6,761	$6,806
Lease liabilities (note 5)	1,556	1,584
Share-based compensation	835	489
Risk management (note 15)	90	85
Transportation and processing contracts	219	241
Other (1)	101	127
	9,562	9,332
Less: current portion	1,220	948
	$8,342	$8,384
(1) Includes $24 million (December 31, 2021 – $48 million) in deferred purchase consideration payable in the first quarter of 2023.
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.0% (December 31, 2021 – 4.0%) and inflation rates of up to 2% (December 31, 2021 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2022	Dec 31 2021
Balance – beginning of period	$6,806	$5,861
Liabilities incurred	4	5
Liabilities acquired, net	11	76
Liabilities settled	(105)	(307)
Asset retirement obligation accretion	59	185
Revision of cost and timing estimates	—	1,716
Change in discount rates	—	(723)
Foreign exchange adjustments	(14)	(7)
Balance – end of period	6,761	6,806
Less: current portion	248	249
	$6,513	$6,557

Canadian Natural Resources Limited	10	Three months ended March 31, 2022

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Mar 31 2022	Dec 31 2021
Balance – beginning of period	$489	$160
Share-based compensation expense	534	514
Cash payment for stock options surrendered and PSUs vested	(7)	(48)
Transferred to common shares	(184)	(139)
Other	3	2
Balance – end of period	835	489
Less: current portion	596	329
	$239	$160
10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2022	Mar 31 2021
Current corporate income tax – North America	$834	$285
Current corporate income tax – North Sea	7	11
Current corporate income tax – Offshore Africa	12	4
Current PRT (1) – North Sea	(7)	(5)
Other taxes	5	2
Current income tax	851	297
Deferred income tax	125	21
Income tax	$976	$318
(1) Petroleum Revenue Tax

Canadian Natural Resources Limited	11	Three months ended March 31, 2022

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2022
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,168,369	$10,168
Issued upon exercise of stock options	6,614	252
Previously recognized liability on stock options exercised for common shares	—	184
Purchase of common shares under Normal Course Issuer Bid	(15,750)	(140)
Balance – end of period	1,159,233	$10,464
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend paid on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share, from $0.47 per common share.
Normal Course Issuer Bid
On March 8, 2022, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 101,574,207 common shares, representing 10% of the public float, over a 12-month period commencing March 11, 2022 and ending March 10, 2023.
For the three months ended March 31, 2022, the Company purchased 15,750,000 common shares at a weighted average price of $68.78 per common share for a total cost of $1,083 million. Retained earnings were reduced by $943 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2022, the Company purchased 5,750,000 common shares at a weighted average price of $80.81 per common share for a total cost of $465 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at March 31, 2022:

	Three Months Ended Mar 31, 2022
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	38,327	$35.88
Granted	5,884	$66.55
Exercised for common shares	(6,614)	$38.02
Surrendered for cash settlement	(240)	$38.21
Forfeited	(563)	$38.74
Outstanding – end of period	36,794	$40.34
Exercisable – end of period	4,924	$36.87
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	12	Three months ended March 31, 2022

12. ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	Mar 31 2022	Mar 31 2021
Derivative financial instruments designated as cash flow hedges	$77	$76
Foreign currency translation adjustment	(115)	(97)
	$(38)	$(21)
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At March 31, 2022, the ratio was within the target range at 26.4%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2022	Dec 31 2021
Long-term debt	$13,907	$14,694
Less: cash and cash equivalents	125	744
Long-term debt, net	$13,782	$13,950
Total shareholders' equity	$38,490	$36,945
Debt to book capitalization	26.4%	27.4%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At March 31, 2022, the Company was in compliance with this covenant.
14. NET EARNINGS PER COMMON SHARE

		Three Months Ended
		Mar 31 2022	Mar 31 2021
Weighted average common shares outstanding – basic (thousands of shares)		1,164,793	1,185,551
Effect of dilutive stock options (thousands of shares)		15,557	1,661
Weighted average common shares outstanding – diluted (thousands of shares)		1,180,350	1,187,212
Net earnings		$3,101	$1,377
Net earnings per common share	– basic	$2.66	$1.16
	– diluted	$2.63	$1.16

Canadian Natural Resources Limited	13	Three months ended March 31, 2022

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Mar 31, 2022
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$125	$—	$—	$—	$125
Accounts receivable	4,707	—	—	—	4,707
Investments	—	392	—	—	392
Other long-term assets	—	—	131	—	131
Accounts payable	—	—	—	(964)	(964)
Accrued liabilities	—	—	—	(4,062)	(4,062)
Other long-term liabilities (1)	—	(78)	(12)	(1,580)	(1,670)
Long-term debt (2)	—	—	—	(13,907)	(13,907)
	$4,832	$314	$119	$(20,513)	$(15,248)

	Dec 31, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$744	$—	$—	$—	$744
Accounts receivable	3,111	—	—	—	3,111
Investments	—	309	—	—	309
Other long-term assets	—	—	140	—	140
Accounts payable	—	—	—	(803)	(803)
Accrued liabilities	—	—	—	(3,064)	(3,064)
Other long-term liabilities (1)	—	(64)	(21)	(1,632)	(1,717)
Long-term debt (2)	—	—	—	(14,694)	(14,694)
	$3,855	$245	$119	$(20,193)	$(15,974)
(1)Includes $1,556 million of lease liabilities (December 31, 2021 – $1,584 million) and $24 million of deferred purchase consideration payable in the first quarter of 2023 (December 31, 2021 – $48 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	14	Three months ended March 31, 2022

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Mar 31, 2022
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$392	$392	$—	$—
Other long-term assets	$131	$—	$131	$—
Other long-term liabilities	$(114)	$—	$(90)	$(24)
Fixed rate long-term debt (5) (6)	$(12,416)	$(13,293)	$—	$—

	Dec 31, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$309	$309	$—	$—
Other long-term assets	$140	$—	$140	$—
Other long-term liabilities	$(133)	$—	$(85)	$(48)
Fixed rate long-term debt (5) (6)	$(13,554)	$(15,420)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair value of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Mar 31 2022	Dec 31 2021
Derivatives held for trading
Natural gas (1)	$(65)	$(41)
Crude oil and NGLs (1)	(13)	(10)
Foreign currency forward contracts	—	(13)
Cash flow hedges
Foreign currency forward contracts	(12)	(21)
Cross currency swaps	131	140
	$41	$55
Included within:
Current portion of other long-term assets	$5	$5
Current portion of other long-term liabilities	(81)	(72)
Other long-term assets	126	135
Other long-term liabilities	(9)	(13)
	$41	$55
(1)Commodity financial instruments were assumed in the acquisition of Storm Resources Ltd. and Painted Pony Energy Ltd. in the fourth quarter of 2021 and 2020, respectively.

Canadian Natural Resources Limited	15	Three months ended March 31, 2022

The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2022	Dec 31 2021
Balance – beginning of period	$55	$(24)
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(14)	(12)
Foreign exchange	—	82
Other comprehensive income	—	9
Balance – end of period	41	55
Less: current portion	(76)	(67)
	$117	$122

Net loss from risk management activities were as follows:

	Three Months Ended
	Mar 31 2022	Mar 31 2021
Net realized risk management loss	$32	$9
Net unrealized risk management loss	26	20
	$58	$29
Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2022, the Company had no significant interest rate swap contracts outstanding.

Canadian Natural Resources Limited	16	Three months ended March 31, 2022

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contract requires the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
As at March 31, 2022, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross Currency Swap	Apr 2022	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at March 31, 2022 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at March 31, 2022, the Company had US$1,761 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$1,195 million designated as cash flow hedges.
b)     Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2022, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At March 31, 2022, the Company had net risk management assets of $131 million with specific counterparties related to derivative financial instruments (December 31, 2021 – $140 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)     Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	17	Three months ended March 31, 2022

As at March 31, 2022, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$964	$—	$—	$—
Accrued liabilities	$4,062	$—	$—	$—
Long-term debt (1)	$2,740	$500	$3,222	$7,528
Other long-term liabilities (2)	$295	$154	$422	$799
Interest and other financing expense (3)	$629	$572	$1,446	$3,793
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $190 million; one to less than two years, $149 million; two to less than five years, $418 million; and thereafter, $799 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at March 31, 2022.
16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at March 31, 2022:

	Remaining 2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1)	$788	$990	$1,023	$958	$899	$11,198
North West Redwater Partnership service toll (2)	$95	$126	$125	$123	$101	$3,834
Offshore vessels and equipment	$47	$32	$—	$—	$—	$—
Field equipment and power	$28	$21	$21	$21	$21	$225
Other	$22	$21	$22	$21	$15	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,648 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	18	Three months ended March 31, 2022

17. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs	5,539	3,095	127	200	217	78	5,883	3,373
Natural gas	930	486	5	1	14	5	949	492
Other income and revenue (1)	70	31	1	—	2	2	73	33
Total segmented product sales	6,539	3,612	133	201	233	85	6,905	3,898
Less: royalties	(907)	(285)	—	—	(11)	(4)	(918)	(289)
Segmented revenue	5,632	3,327	133	201	222	81	5,987	3,609
Segmented expenses
Production	887	727	67	114	28	21	982	862
Transportation, blending and feedstock	1,752	1,146	2	2	—	—	1,754	1,148
Depletion, depreciation and amortization	878	868	29	68	51	31	958	967
Asset retirement obligation accretion	35	25	7	5	2	1	44	31
Risk management activities (commodity derivatives)	49	19	—	—	—	—	49	19
Total segmented expenses	3,601	2,785	105	189	81	53	3,787	3,027
Segmented earnings (loss)	2,031	542	28	12	141	28	2,200	582
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange gain
Gain from investments
Total non–segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	19	Three months ended March 31, 2022

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment elimination and other		Total
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs (2)	4,851	2,983	20	19	19	(87)	10,773	6,288
Natural gas	—	—	—	—	53	63	1,002	555
Other income and revenue (1)	35	10	249	131	—	2	357	176
Total segmented product sales	4,886	2,993	269	150	72	(22)	12,132	7,019
Less: royalties	(537)	(122)	—	—	—	—	(1,455)	(411)
Segmented revenue	4,349	2,871	269	150	72	(22)	10,677	6,608
Segmented expenses
Production	977	838	66	63	15	18	2,040	1,781
Transportation, blending and feedstock (2)	463	297	179	105	59	(42)	2,455	1,508
Depletion, depreciation and amortization	445	450	4	4	—	—	1,407	1,421
Asset retirement obligation accretion	15	15	—	—	—	—	59	46
Risk management activities (commodity derivatives)	—	—	—	—	—	—	49	19
Total segmented expenses	1,900	1,600	249	172	74	(24)	6,010	4,775
Segmented earnings (loss)	2,449	1,271	20	(22)	(2)	2	4,667	1,833
Non–segmented expenses
Administration							116	95
Share-based compensation							534	129
Interest and other financing expense							163	185
Risk management activities (other)							9	10
Foreign exchange gain							(146)	(162)
Gain from investments							(86)	(119)
Total non-segmented expenses							590	138
Earnings before taxes							4,077	1,695
Current income tax							851	297
Deferred income tax							125	21
Net earnings							3,101	1,377
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	20	Three months ended March 31, 2022

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2022			Mar 31, 2021
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$18	$(1)	$17	$2	$(25)	$(23)
Offshore Africa	1	—	1	2	—	2
	19	(1)	18	4	(25)	(21)
Property, plant and equipment
Exploration and Production
North America	1,027	(69)	958	417	(56)	361
North Sea	11	—	11	32	—	32
Offshore Africa	12	—	12	23	—	23
	1,050	(69)	981	472	(56)	416
Oil Sands Mining and Upgrading	312	(73)	239	257	(7)	250
Midstream and Refining	2	—	2	2	—	2
Head office	5	—	5	6	—	6
	1,369	(142)	1,227	737	(63)	674
	$1,388	$(143)	$1,245	$741	$(88)	$653
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
Segmented Assets

	Mar 31 2022	Dec 31 2021
Exploration and Production
North America	$31,241	$30,645
North Sea	1,548	1,561
Offshore Africa	1,329	1,332
Other	59	40
Oil Sands Mining and Upgrading	42,694	42,016
Midstream and Refining	960	886
Head office	181	185
	$78,012	$76,665

Canadian Natural Resources Limited	21	Three months ended March 31, 2022

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2021. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2022:
Interest coverage (times)
Net earnings (1)	18.8x
Adjusted funds flow (2)	27.7x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	22	Three months ended March 31, 2022